UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                               INFOCROSSING, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    205265101
                                 (CUSIP Number)

                                    Copy to:

Sandler Capital Management                Michael R. Reiner, Esq.
767 Fifth Avenue                          Morrison Cohen Singer & Weinstein, LLP
New York, New York 10153                  750 Lexington Avenue
Telephone (212) 754-8100                  New York, New York 10022
                                          Telephone (212) 735-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2000
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))


----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Sandler Capital Partners V, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            1,567,256 shares                                 21.7%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       642,085.3 shares                                 10.0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            1,567,256 shares                                 21.7%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       642,085.3 shares                                 10.0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  2,209,341.3 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        28.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Sandler Capital Partners V FTE, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            642,085.3 shares                                 10.0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       1,567,256 shares                                 21.7%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            642,085.3 shares                                 10.0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       1,567,256 shares                                 21.7%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  2,209,341.3 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        28.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        Sandler Internet Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            161,856.5 shares                                 2.7%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       0 shares                                           0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            161,856.5 shares                                 2.7%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       0 shares                                           0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                161,856.5 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        2.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Sandler Co-Investment Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            40,464.4 shares                                  0.7%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       0 shares                                           0%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            40,464.4 shares                                  0.7%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       0 shares                                           0%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                40,464.4 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        0.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                       Sandler Investment Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                           Sandler Capital Management

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                   ARH Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MJDM Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Four JK Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Jirakal Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Harvey Sandler

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                               Michael J. Marocco

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     PF,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                 John Kornreich

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     PF,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205265101                    13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                   David Lee

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                     PF,OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0 shares                                           0%

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       2,411,662.2 shares                              30.4%
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            0 shares                                           0%

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                       2,411,662.2 shares                              30.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               2,411,662.2 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       30.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 1 amends and supplements the Schedule 13D filed on May 22, 2000 by MJDM Corp. ("MJDM") in relation to the common stock (the "Common Stock") of Infocrossing, Inc. (f/k/a Computer Outsourcing Services, Inc.), a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 2 Christie Heights Street, Leonia, New Jersey 07605.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 is hereby amended and restated as follows:

     1. (a) Sandler Capital Partners V L.P., a limited partnership organized under the laws of the State of Delaware ("Sandler V").
          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     2. (a) Sandler Capital Partners V FTE, L.P., a limited partnership organized under the laws of the State of Delaware ("Sandler V FTE").
          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     3. (a) Sandler Internet Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Sandler Internet").
          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     4. (a) Sandler Co-Investment Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Sandler Co-Investment").
          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     5.   (a)  Sandler  Investment   Partners,   L.P.,  a  limited   partnership
               organized under the laws of the State of Delaware ("SIP").

          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     6. (a) Sandler Capital Management, a registered investment advisor and a general partnership organized under the laws of the State of New York ("SCM").
          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     SCM is managed by a committee (the "Management Committee") consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael Marocco and John Kornreich). All decisions regarding Sandler V, Sandler V FTE, Sandler Internet and Sandler Co-Investment's investment in the securities of the Issuer require the consent of the Management Committee. SCM currently has 5 other general partners, including a corporation owned by David Lee, a director of the Issuer.

     The attached Schedule I sets forth a list of each of the other general partners of SCM (other than ARH Corp., MJDM Corp., Four JK Corp. and Jirakal Corp.), the executive officers and directors of each of the general partners of SCM, and the controlling persons of the other general partners of SCM, and contains the following information with respect to each such person: (i) name,
(ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship or state or other place of organization.

     7.   (a)  ARH Corp., a Delaware corporation.
          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     8.   (a)  MJDM Corp., a New York corporation.
          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     9.   (a)  Four JK Corp., a Delaware corporation.
          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.

          (d)  No.
          (e)  No.

     10.  (a)  Jirakal Corp., a New York corporation.
          (b)  Address:  767 Fifth Avenue
                         New York, New York 10153
          (c)  Principal Business: Investments.
          (d)  No.
          (e)  No.

     11. (a) Harvey Sandler, is the sole stockholder of ARH Corp., President of Sandler Enterprises and a Managing Director of SCM.
          (b)  Address:  Sandler Enterprises
                         1555 North Park Drive, Suite 101
                         Weston, Florida 33329
          (c)  Principal Occupation: Investor.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States

     ARH Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler V, Sandler V FTE, Sandler Internet and Sandler Co-Investment. Harvey Sandler is the father of Andrew Sandler, the sole shareholder of ALCR Corp., a general partner of SCM.

     12. (a) Michael J. Marocco, is the sole shareholder of MJDM Corp. and a Managing Director of SCM.
          (b)  Address: Sandler Capital Management
                        767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Occupation: Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States.

     MJDM Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler V, Sandler V FTE, Sandler Internet and Sandler Co-Investment.

     13. (a) John Kornreich, is the majority stockholder of Four JK Corp. and a Managing Director of SCM.
          (b)  Address: Sandler Capital Management
                        767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Occupation: Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States.

     Four JK Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler V, Sandler V FTE, Sandler Internet and Sandler Co-Investment.

     14. (a) David Lee, is a director of the Issuer, the sole shareholder of Jirakal Corp. and a Managing Director of SCM.
          (b)  Address: Sandler Capital Management
                        767 Fifth Avenue
                        New York, New York 10153
          (c)  Principal Occupation: Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship: United States.

     Jirakal Corp. is a general partner of SCM, which is the general partner of SIP, the general partner of Sandler V, Sandler V FTE, Sandler Internet and Sandler Co-Investment.

     None of the reporting persons and to the best of each of the reporting person's knowledge, none of the persons named in Schedule I hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated as follows:

     (a) The following list sets forth the aggregate number and percentage (based on 5,887,611 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the period ended July 31, 2000), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 18, 2000:

                                                   Shares of Common         Percentage of Shares
                                                  Stock Beneficially           of Common Stock
Name                                                     Owned               Beneficially Owned
----                                                     -----               ------------------
Sandler Capital Partners V, L.P.                2,209,341.3(2),(3),(4)              28.5%
Sandler Capital Partners V FTE, L.P.            2,209,341.3(2),(3),(4)              28.5%
Sandler Internet Partners, L.P.                    161,856.5(4),(5)                  2.7%
Sandler Co-Investment Partners, L.P.                40,464.4(4),(6)                  0.7%
Sandler Investment Partners, L.P.           2,411,662.2(2),(3),(4),(5),(6)          30.4%
Sandler Capital Management                  2,411,662.2(2),(3),(4),(5),(6)          30.4%
ARH Corp.                                   2,411,662.2(2),(3),(4),(5),(6)          30.4%
MJDM Corp.                                  2,411,662.2(2),(3),(4),(5),(6)          30.4%
Four JK Corp.                               2,411,662.2(2),(3),(4),(5),(6)          30.4%
Jirakal Corp.                               2,411,662.2(2),(3),(4),(5),(6)          30.4%
Harvey Sandler                              2,411,662.2(2),(3),(4),(5),(6)          30.4%
Michael J. Marocco                          2,411,662.2(2),(3),(4),(5),(6)          30.4%
John Kornreich                              2,411,662.2(2),(3),(4),(5),(6)          30.4%
David Lee                                   2,411,662.2(2),(3),(4),(5),(6)          30.4%

     (b) SCM is managed by a Management Committee consisting of the principal stockholders of ARH Corp., MJDM Corp. and Four JK Corp. (Harvey Sandler, Michael Marocco and John Kornreich). All decisions regarding Sandler V, Sandler V FTE, Sandler Internet and Sandler Co-Investment's investment in the securities of the Issuer require the consent of the Management Committee. SCM currently has 5 other general partners, including a corporation owned by David Lee, a director of the Issuer.

--------

(2) Includes 507,960 shares of Common Stock issuable upon the conversion of the 50,796 shares of Series A Preferred Stock owned by Sandler V, 817,221 shares of Common Stock issuable upon the exercise of the Warrants owned by Sandler V and 242,075 shares of Common Stock issuable upon the exercise of the Options owned by Sandler V.

(3) Includes 208,105 shares of Common Stock issuable upon the conversion of the 20,810.5 shares of Series A Preferred Stock owned by Sandler V FTE, 334,805.3 shares of Common Stock issuable upon the exercise of the Warrants owned by Sandler V FTE and 99,175 shares of Common Stock issuable upon the exercise of the Options owned by Sandler V FTE.

(4) The reporting person disclaims beneficial ownership of these securities except to the extent of his/its equity interest therein.

(5) Includes 52,459 shares of Common Stock issuable upon the conversion of 5,245.9 shares of Series A Preferred Stock owned by Sandler Internet, 84,397.5 shares of Common Stock issuable upon the exercise of the Warrants owned by Sandler Internet and 25,000 shares of Common Stock issuable upon the exercise of the Options owned by Sandler Internet.

(6) Includes 13,115 shares of Common Stock issuable upon the conversion of 1,311.5 shares of Series A Preferred Stock owned by Sandler Co-Investment, 21,099.4 shares of Common Stock issuable upon the exercise of the Warrants owned by Sandler Co-Investment and 6,250 shares of Common Stock issuable upon the exercise of the Options owned by Sandler Co-Investment.

     Sandler V has sole power to vote and to dispose of 1,567,256 shares of Common Stock (including 507,960 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 817,221 shares of Common Stock issuable upon the exercise of the Warrants and 242,075 shares of Common Stock issuable upon the exercise of the Options), representing approximately 21.7% of the outstanding shares of Common Stock. Sandler V may be deemed to have shared power to vote and to dispose of 642,085.3 shares of Common Stock (including 208,105 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 334,805.3 shares of Common Stock issuable upon the exercise of the Warrants and 99,175 shares of Common Stock issuable upon the exercise of the Options), representing approximately 10.0% of the outstanding shares of Common Stock.

     Sandler V FTE has sole power to vote and to dispose of 642,085.3 shares of Common Stock (including 208,105 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 334,805.3 shares of Common Stock issuable upon the exercise of the Warrants and 99,175 shares of Common Stock issuable upon the exercise of the Options), representing approximately 10.0% of the outstanding shares of Common Stock. Sandler V FTE may be deemed to have shared power to vote and to dispose of 1,567,256 shares of Common Stock (including 507,960 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 334,805.3 shares of Common Stock issuable upon the exercise of the Warrants and 242,075 shares of Common Stock issuable upon the exercise of the Options), representing approximately 21.7% of the outstanding shares of Common Stock.

     Sandler Internet has sole power to vote and to dispose of 161,856.5 shares of Common Stock (including 52,459 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 84,397.5 shares of Common Stock issuable upon the exercise of the Warrants and 25,000 shares of Common Stock issuable upon the exercise of the Options), representing approximately 2.7% of the outstanding shares of Common Stock.

     Sandler Co-Investment has sole power to vote and to dispose of 40,464.4 shares of Common Stock (including 13,115 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 21,099.4 shares of Common Stock issuable upon the exercise of the Warrants and 6,250 shares of Common Stock issuable upon the exercise of the Options), representing approximately 0.7% of the outstanding shares of Common Stock.

     By virtue of being the general partner of Sandler V, Sandler V FTE, Sandler Internet and Sandler Co-Investment, Sandler Investment Partners may be deemed to have shared power to vote and to dispose of 2,411,662.2 shares of Common Stock (including 781,639 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 1,257,523.2 shares of Common Stock issuable upon the exercise of the Warrants and 372,500 shares of Common Stock issuable upon the exercise of the Options), representing approximately 30.4% of the outstanding shares of Common Stock.

     By virtue of being the general partner of Sandler Investment Partners, Sandler Capital Management may be deemed to have shared power to vote and to dispose of 2,411,662.2 shares of Common Stock (including 781,639 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 1,257,523.2 shares of Common Stock issuable upon the exercise of the

Warrants and 372,500 shares of Common Stock issuable upon the exercise of the Options), representing approximately 30.4% of the outstanding shares of Common Stock.

     By virtue of being a general partner of Sandler Capital Management, each of ARH Corp., MJDM Corp., Four JK Corp. and Jirakal Corp., may be deemed to have shared power to vote and to dispose of 2,411,662.2 shares of Common Stock (including 781,639 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 1,257,523.2 shares of Common Stock issuable upon the exercise of the Warrants and 372,500 shares of Common Stock issuable upon the exercise of the Options), representing approximately 30.4% of the outstanding shares of Common Stock.

     By virtue of being the sole stockholder of ARH Corp. and a member of the Management Committee of SCM, Harvey Sandler may be deemed to have shared power to vote and to dispose of 2,411,662.2 shares of Common Stock (including 781,639 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock,1,257,523.2 shares of Common Stock issuable upon the exercise of the Warrants and 372,500 shares of Common Stock issuable upon the exercise of the Options), representing approximately 30.4% of the outstanding shares of Common Stock.

     By virtue of being the sole shareholder of MJDM Corp. and a member of the Management Committee of SCM, Michael Marocco may be deemed to have shared power to vote and to dispose of 2,411,662.2 shares of Common Stock (including 781,639 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 1,257,523.2 shares of Common Stock issuable upon the exercise of the Warrants and 372,500 shares of Common Stock issuable upon the exercise of the Options), representing approximately 30.4% of the outstanding shares of Common Stock.

     By virtue of being the majority stockholder of Four JK Corp. and a member of the Management Committee of SCM, John Kornreich may be deemed to have shared power to vote and to dispose of 2,411,662.2 shares of Common Stock (including 781,639 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 1,257,523.2 shares of Common Stock issuable upon the exercise of the Warrants and 372,500 shares of Common Stock issuable upon the exercise of the Options), representing approximately 30.4% of the outstanding shares of Common Stock.

     By virtue of being the sole shareholder of Jirakal Corp., David Lee may be deemed to have shared power to vote and to dispose of 2,411,662.2 shares of Common Stock (including 781,639 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock, 1,257,523.2 shares of Common Stock issuable upon the exercise of the Warrants and 372,500 shares of Common Stock issuable upon the exercise of the Options), representing approximately 30.4% of the outstanding shares of Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected during the sixty days prior to December 18, 2000:

     Pursuant to an Assignment and Assumption of Securities Agreement by and between the Issuer, Sandler V and Sandler V FTE, dated as of December 18, 2000 ("Assignment and Assumption Agreement (Shares and Warrants)"), Sandler V assigned 20,810.5 of its shares of Series A Preferred Stock and 334,805.3 of its Warrants to purchase shares of the Issuer's Common Stock to Sandler V FTE. Additionally, pursuant to an Assignment and Assumption of Securities Agreement by and between Zach Lonstein, Chairman of the Board and Chief Executive Officer of the Issuer ("Lonstein"), Sandler V and Sandler V FTE, dated as of December 18, 2000 ("Assignment and Assumption Agreement (Options)"), Lonstein permitted Sandler V to assign 99,175 of its irrevocable options to purchase the Issuer's Common Stock to Sandler V FTE. Sandler V FTE transferred in the aggregate $7,934,003.13 to Sandler V for the Series A Preferred Stock, Warrants and Options.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.

ITEM 6.  CONTRACTS ARRANGEMENTS UNDERSTANDING OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended by adding the following paragraphs:

     Amended and Restated Option Agreement. Pursuant to an Amended and Restated Option Agreement, dated as of December 18, 2000, between Lonstein and Sandler V, Lonstein granted an irrevocable option to Sandler V to purchase up to 242,075 shares of Common Stock held by him at a purchase price of $25.00 per share.

     Option Agreement. Pursuant to an Option Agreement, dated as of December 18, 2000, between Lonstein and Sandler V FTE, Lonstein granted an irrevocable option to Sandler V FTE to purchase up to 99,175 shares of Common Stock held by him at a purchase price of $25.00 per share.

     Assignment and Assumption Agreement (Shares and Warrants). Pursuant to an Assignment and Assumption Agreement, dated as of December 18, 2000, Sandler V assigned 20,810.5 shares of the Issuer's Series A Preferred Stock and 334,805.3 Warrants to purchase the Issuer's Common Stock to Sandler V FTE.

     Assignment and Assumption Agreement (Options). Pursuant to an Assignment and Assumption Agreement, dated as of December 18, 2000, Sandler V assigned 99,175 of its irrevocable options to purchase shares of Common Stock of the Issuer at a price of $25.00 per share to Sandler V FTE."

     Accession Agreement. Pursuant to an Accession Agreement to the Stockholders Agreement, dated as of December 19, 2000, Sandler V FTE became a party to the Stockholders Agreement, dated as of December 11, 2000.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Item 7 is hereby amended by adding the following paragraphs:

          Exhibit 9. Agreement among the reporting persons, effective as of December 18, 2000, by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

          Exhibit 10. Amended and Restated Option Agreement, dated as of December 18, 2000, between Sandler V and Lonstein.

          Exhibit 11. Option Agreement, dated as of December 18, 2000, between Lonstein and Sandler V FTE.

          Exhibit 12. Assignment and Assumption of Securities Agreement, dated of as December 18, 2000, by and among the Issuer, Sandler V (Assignor) and Sandler V FTE (Assignee) (Shares and Warrants).

          Exhibit 13. Assignment and Assumption of Securities Agreement, dated as of December 18, 2000, by and among the Issuer, Lonstein, Sandler V (Assignor) and Sandler V FTE (Assignee) (Options).

          Exhibit 14. Instrument of Accession, dated as of December 19, 2000, executed by Sandler V FTE.

                                    SIGNATURE

     After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: January 9, 2001

                                       SANDLER CAPITAL PARTNERS V, L.P.
                                       By: Sandler Investment Partners, L.P.,
                                           General Partner
                                           By: Sandler Capital Management,
                                               General Partner
                                               By: MJDM Corp., a
                                                   General Partner


                                           By: /s/ Moira Mitchell
                                              -----------------------------
                                                   Name: Moira Mitchell
                                                   Title: President


                                       SANDLER CAPITAL PARTNERS V FTE, L.P.
                                       By: Sandler Investment Partners, L.P.,
                                           General Partner
                                           By: Sandler Capital Management,
                                               General Partner
                                               By: MJDM Corp., a
                                                   General Partner


                                           By: /s/ Moira Mitchell
                                              -----------------------------
                                                   Name: Moira Mitchell
                                                   Title: President


                                       SANDLER INTERNET  PARTNERS, L.P.
                                       By: Sandler Investment Partners, L.P.,
                                           General Partner
                                           By: Sandler Capital Management,
                                               General Partner
                                               By: MJDM Corp., a
                                                   General Partner


                                           By: /s/ Moira Mitchell
                                              -----------------------------
                                                   Name: Moira Mitchell
                                                   Title: President

                                        SANDLER CO-INVESTMENT PARTNERS, L.P.
                                        By: Sandler Investment Partners, L.P.,
                                            General Partner
                                            By: Sandler Capital Management,
                                                General Partner
                                                By: MJDM Corp., a
                                                    General Partner


                                            By: /s/ Moira Mitchell
                                               -----------------------------
                                                    Name: Moira Mitchell
                                                    Title: President


                                        SANDLER INVESTMENT PARTNERS, L.P.
                                        By: Sandler Capital Management,
                                            General Partner
                                            By: MJDM Corp., a General Partner


                                            By: /s/ Moira Mitchell
                                                ----------------------------
                                                    Name: Moira Mitchell
                                                    Title: President


                                        SANDLER CAPITAL MANAGEMENT
                                        By: MJDM Corp., a General Partner

                                            By: /s/ Moira Mitchell
                                                ----------------------------
                                                    Name: Moira Mitchell
                                                    Title: President


                                        ARH CORP.

                                        By: /s/ Moira Mitchell
                                            ----------------------------
                                                Name: Moira Mitchell
                                                Title: Secretary and Treasurer


                                        MJDM CORP.

                                        By: /s/ Moira Mitchell
                                            ----------------------------
                                                Name: Moira Mitchell
                                                Title: President


                                        FOUR JK CORP.

                                        By: /s/ Moira Mitchell
                                            ----------------------------
                                                Name: Moira Mitchell
                                                Title: President

                                        JIRAKAL CORP.

                                        By: /s/ Moira Mitchell
                                            ----------------------------
                                                Name: Moira Mitchell
                                                Title: President

                                            /s/ Harvey Sandler
                                            ----------------------------
                                                Harvey Sandler

                                            /s/ Michael J. Marocco
                                            ----------------------------
                                                Michael J. Marocco

                                            /s/ John Kornreich
                                            ----------------------------
                                                John Kornreich

                                            /s/ David Lee
                                            ----------------------------
                                                David Lee


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

     The following Schedule sets forth a list of each of the other general partners of Sandler Capital Management (other than ARH Corp., MJDM Corp., Four JK Corp. and Jirakal Corp.), the executive officers and directors of each of the general partners of Sandler Capital Management, and the controlling persons of the other general partners of Sandler Capital Management, and contains the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship or state or other place of organization.


                                   SCHEDULE 1

              OTHER GENERAL PARTNERS OF SANDLER CAPITAL MANAGEMENT

                                  Citizenship or State or Other      Present principal business and
Name/Position                     Place of Organization              address of its principal office
-------------                     ---------------------              -------------------------------
ALCR Corp., General Partner       New York                           Investments
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Terpsi Corp., General Partner     New York                           Investments
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Serf Corp., General Partner       New York                           Investments
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Medg Corp., General Partner       New York                           Investments
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

                  EXECUTIVE OFFICERS AND DIRECTORS OF ARH CORP.

                                                                     Present principal occupation or
                                                                     employment and name,
                                  Citizenship or State or Other      principal business and
Name/Position                     Place of Organization              address of employer
-------------                     ---------------------              -------------------
Jeffrey M. Levine, President      United States                      Chief Financial Officer
                                                                     Sandler Enterprises
                                                                     1555 North Park Drive
                                                                     Suite 101
                                                                     Weston, Florida  33329

Moira Mitchell, Secretary         United States                      Administrative
and Treasurer                                                        Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Ricky Sandler, Director           United States                      Investments
                                                                     Eminence Partners LLC
                                                                     20 Park Avenue
                                                                     Suite 3300
                                                                     New York, New York 10166

                 EXECUTIVE OFFICERS AND DIRECTORS OF MJDM CORP.

                                                                     Present principal occupation or
                                                                     employment and name,
                                  Citizenship or State or Other      principal business and
Name/Position                     Place of Organization              address of employer
-------------                     ---------------------              -------------------
Moira Mitchell, President         United States                      Administrative
                                                                     Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Kathy Rose, Vice President,       United States                      Administrative
Treasurer and Secretary                                              Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Michael Todress, Director         United States                      Accountant
                                                                     Todress and Rubin LLP
                                                                     400 Post Avenue
                                                                     Suite 205
                                                                     Westbury, New York 11590

                EXECUTIVE OFFICERS AND DIRECTORS OF FOUR JK CORP.

                                                                     Present principal occupation or
                                                                     employment and name,
                                  Citizenship or State or Other      principal business and
Name/Position                     Place of Organization              address of employer
-------------                     ---------------------              -------------------
Moira Mitchell, Director and      United States                      Administrative
President                                                            Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Kathy Rose, Vice President        United States                      Administrative
and Secretary                                                        Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

                EXECUTIVE OFFICERS AND DIRECTORS OF JIRAKAL CORP.

                                                                     Present principal occupation or
                                                                     employment and name,
                                  Citizenship or State or Other      principal business and
Name/Position                     Place of Organization              address of employer
-------------                     ---------------------              -------------------
Moira Mitchell, President         United States                      Administrative
                                                                     Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Kathy Rose, Vice President        United States                      Administrative
and Secretary                                                        Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Michael Todress, Director         United States                      Accountant
                                                                     Todress and Rubin LLP
                                                                     400 Post Avenue
                                                                     Suite 205
                                                                     Westbury, New York 11590

          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF ALCR CORP.

                                                                     Present principal occupation or
                                                                     employment and name,
                                  Citizenship or State or Other      principal business and
Name/Position                     Place of Organization              address of employer
-------------                     ---------------------              -------------------
Jeffrey M. Levine, President      United States                      Chief Financial Officer
                                                                     Sandler Enterprises
                                                                     1555 North Park Drive
                                                                     Suite 101
                                                                     Weston, Florida  33329

Moira Mitchell, Vice              United States                      Administrative
President and Secretary                                              Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Ricky Sandler, Director           United States                      Investments
                                                                     Eminence Partners LLC
                                                                     20 Park Avenue
                                                                     Suite 3300
                                                                     New York, New York 10166

Andrew Sandler, Sole              United States                      Managing Director
Shareholder                                                          Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

         EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF TERPSI CORP.

                                                                     Present principal occupation or
                                                                     employment and name,
                                  Citizenship or State or Other      principal business and
Name/Position                     Place of Organization              address of employer
-------------                     ---------------------              -------------------
Moira Mitchell, President         United States                      Administrative
                                                                     Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Kathy Rose, Vice President        United States                      Administrative
and Secretary                                                        Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Michael Todress, Director         United States                      Accountant
                                                                     Todress and Rubin LLP
                                                                     400 Post Avenue
                                                                     Suite 205
                                                                     Westbury, New York 11590

Hannah Stone, Sole                United States                      Managing Director
Shareholder                                                          Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF SERF CORP.

                                                                     Present principal occupation or
                                                                     employment and name,
                                  Citizenship or State or Other      principal business and
Name/Position                     Place of Organization              address of employer
-------------                     ---------------------              -------------------
Moira Mitchell, President         United States                      Administrative
                                                                     Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Kathy Rose, Vice President        United States                      Administrative
and Secretary                                                        Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Michael Todress, Director         United States                      Accountant
                                                                     Todress and Rubin LLP
                                                                     400 Post Avenue
                                                                     Suite 205
                                                                     Westbury, New York 11590

David Schimmel, Sole              United States                      Managing Director
Shareholder                                                          Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

          EXECUTIVE OFFICERS, DIRECTORS AND SHAREHOLDERS OF MEDG CORP.

                                                                     Present principal occupation or
                                                                     employment and name,
                                  Citizenship or State or Other      principal business and
Name/Position                     Place of Organization              address of employer
-------------                     ---------------------              -------------------
Moira Mitchell, Director and      United States                      Administrative
President                                                            Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Anthony Cimini, Director,         United States                      Controller
Vice President and Secretary                                         Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153

Edward Grinacoff, Sole            United States                      Managing Director
Shareholder                                                          Sandler Capital Management
                                                                     767 Fifth Avenue
                                                                     New York, New York 10153